SO 8/31/04

, AA4 8-31-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

[redacted]

04013062

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
AUG 27 2004

SEC FILE NUMBER
8- 15404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maguire Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1862 S. Broadway, Suite 100
(No. and Street)

Santa Maria	CA	93454
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Maguire (805) 922-6901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butcher, Chambers & Cook, Inc.
(Name – *if individual, state last, first, middle name*)

166 N. 9th Street	Grover Beach	CA	93433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAGUIRE INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2004

MAGUIRE INVESTMENTS, INC.
TABLE OF CONTENTS
JUNE 30, 2004

	Page
Title Page	1
Table of Contents	2
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
SUPPLEMENTAL INFORMATION	
Independent Auditors' Report on Additional Information	12
Schedule of Operating Expenses	13
Statement of Changes in Liabilities Subordinated to Claims of Creditors	14
Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission	15
Reconciliation of Audited Computation of Net Capital and Focus Report	16
Oath & Affirmation	17
Independent Auditors' Report on Internal Accounting Control	18

Michael A. Butcher, CPA
James C. Chambers, CPA
Thomas M. Cook, CPA

BUTCHER, CHAMBERS & COOK
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Maguire Investments, Inc.
1862 S. Broadway
Santa Maria, CA 93454

We have audited the statement of financial condition of Maguire Investments, Inc. as of June 30, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maguire Investments, Inc. as of June 30, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information described on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

by Butcher, Chambers & Cook

Butcher, Chambers & Cook, Inc.
Certified Public Accountants
August 21, 2004

MAGUIRE INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash on hand & in banks	$ 594,749
Securities inventory - Note 1	600,904
Investments - Note 1	1,921,687
Receivable from clearinghouse - Note 3	155,814
Prepaid expenses	12,012
Deposits with clearinghouse	35,000
Fixed assets (net of depreciation & amortization) - Notes 1 & 4A	295,121
Notes receivable officers - Note 4C	243,438
Total assets	$3,858,725

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable & other liabilities	$ 19,171
Accrued commissions	81,730
Income taxes payable - Note 8	40,787
	141,688
STOCKHOLDER'S EQUITY	
Capital stock - $5 par value, 40,000 shares authorized, 10,000 shares issued & outstanding	50,000
Retained earnings - Note 5	
Unappropriated	3,417,037
Appropriated	250,000
	3,717,037
Total liabilities & stockholder's equity	$3,858,725

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2004

INCOME	
Regular commissions	$1,502,991
Listed commissions	723,945
Unrealized gain on securities - Note 1	270,167
Interest income	104,426
Dividend income	40,031
	2,641,560
OPERATING EXPENSES - SCHEDULE 1	
Clearing & exchange expenses	296,390
Communication expenses	47,960
Dues, fees & assessments	17,159
Occupancy & equipment costs	132,093
Employee compensation & costs	1,386,422
Promotional expense	93,160
Other operating expenses	105,154
	2,078,338
Income from operations	563,222
Provision for income tax - Note 8	107,512
NET INCOME	$ 455,710
INCOME PER SHARE OF COMMON STOCK - Note 9	$ 45.57

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
JUNE 30, 2004

	Retained Earnings			
	Unappropriated	Appropriated	Common Stock	Total
STOCKHOLDER'S EQUITY July 1, 2003	$2,961,327	$250,000	$50,000	$3,261,327
NET INCOME	455,710			455,710
STOCKHOLDER'S EQUITY June 30, 2004	$3,417,037	$250,000	$50,000	$3,717,037

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 455,710
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation & amortization	43,104
Unrealized gain on investments	(270,167)
Changes in operating assets and liabilities:	
Accounts receivable	(22,075)
Inventory	8,732
Prepaid expenses	(6,281)
Notes receivable (accrued interest)	(16,460)
Accounts payable	13,009
Accrued liabilities	(8,690)
Income taxes payable	25,761
Net cash provided by operating activities	222,643
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(468,716)
Loans to officers	(20,440)
Principal payments received	574,927
Net cash provided by investing activities	85,771
INCREASE IN CASH	308,414
CASH BEGINNING OF PERIOD	286,335
CASH AT END OF PERIOD	$ 594,749

SUPPLEMENTAL DISCLOSURES:
(1) The Company considers cash to be all cash and cash equivalents with a maturity of ninety days or less.
(2) Cash paid for interest was $ -.
(3) Cash paid for income tax was $110,352.

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

A. Organization

Maguire Investments is a securities broker-dealer incorporated in 1968. The Company trades in all areas of financial instruments.

B. Basis of Accounting

The financial statements are prepared on the accrual basis of accounting, which recognizes revenue when earned and expenses as incurred.

C. Securities Transactions

All securities and commodities transactions are recorded on a settlement date basis as well as related commission income and expense. The Company uses an independent clearinghouse under the direct method of maintaining client accounts.

D. Securities Inventory

Inventory is valued at fair market value for financial statement purposes and the computation of net capital. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The cost for items in inventory is $606,456; fair market value at June 30, 2004 was $600,904. The unrealized loss in securities inventory for the current year was $11,732.

E. Securities Investments

Investments are securities presented at their fair market value held in-house by the Company for long-term investment. At June 30, 2004, these investments had a cost basis of $1,522,523 and fair market value of $1,921,687. Unrealized income in the current year was $281,899.

F. Fixed Assets

Depreciation is provided for using straight-line or an accelerated method using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Cost	Accumulated Depreciation & Amortization	Net Book Value
Office furniture	$ 56,044	$ 55,307	$ 737
Automobiles	93,013	18,876	74,137
Leasehold improvements	617,523	397,275	220,248
	$766,580	$471,458	$295,122

The following corresponding expenses were recorded for the year ended June 30, 2004:

Depreciation expense	$ 5,272
Amortization expense	37,832
	$43,104

See independent auditors' report

NOTE 2 - CASH HELD IN RESERVE

The Company uses an independent clearinghouse for maintaining client accounts and no longer is required to maintain reserve bank accounts for the benefit of customers under rule 15(c) 3-3 of the securities and exchange commission. See Note 1 (c).

Cash includes a reserve of $9,536 held in the Mid-State Savings Account, for Mutual Fund Breakpoint Overcharges. The National Association of Securities Dealers (NASD) determined in October 2003 there were Mutual Fund break-point overcharges and estimated Maguire's portion of this overcharge to be $9,536. The overcharges were refunded to Maguire clients in the amount of $6,156 in April 2004. To the date of this report, NASD has not responded to the actions taken, therefore the $9,536 is held in reserve until response is received from NASD.

NOTE 3 - RECEIVABLE FROM CLEARINGHOUSE

Under the direct method of accounting for client trades all transactions are conducted through a clearinghouse. The receivable represents commissions due to the Company which are not yet received. The Company considers all such amounts to be fully collectible, therefore, no allowance for doubtful accounts has been recorded.

NOTE 4 - RELATED PARTY TRANSACTIONS

A. Building Costs

Maguire Investments entered into a lease agreement on April 1, 1994 with its president to lease a new office building. The initial terms call for monthly rent of $3,000 for the five-year period ending March 31, 1999, with the option to extend the term for ten additional twelve-month periods. The Company agreed to extend the lease for an additional ten years until March 31, 2009. As consideration for these terms, the Company agreed to pay all building renovation costs. Initial leasehold improvements totaled $572,573 and are being amortized over 15 years.

B. Stock Transfer Fees

Included in stock transfer fees is $12,940 paid to Security Transfer Co. which is a partnership owned by two officers of Maguire Investments, Inc.

C. Notes Receivable

President - A note bearing 7% annual interest, due in full with accrued interest on February 1, 2005. The balance includes total accrued interest of $127,069 of which $16,415 is attributed to the current year.	$243,438

NOTE 5 - APPROPRIATED RETAINED EARNINGS

Appropriated retained earnings represent amounts reserved for the future additions and improvements to the office building. See Note 4A.

See independent auditors' report

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings under subordination agreements at June 30, 2004

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At June 30, 2004, the Company had net capital of $2,607,899 which was $2,357,899 in excess of its required net capital of $250,000. The Company's net capital ratio was .054 to 1.

NOTE 8 - PROVISION FOR INCOME TAX

The income tax provision of $107,512 is calculated on taxable income for the fiscal year. No accrual of deferred income taxes has been recorded, they have been deemed immaterial to the financial statements taken as a whole. Federal and California income taxes payable were $32,300 and $8,487, respectively at June 30, 2004.

NOTE 9 - EARNINGS PER SHARE

Earnings per share of common stock was computed by dividing net income by the average number of common shares outstanding for the year (10,000 shares).

SUPPLEMENTAL INFORMATION

Michael A. Butcher, CPA
James C. Chambers, CPA
Thomas M. Cook, CPA

BUTCHER, CHAMBERS & COOK
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT
ON ADDITIONAL INFORMATION

Board of Directors
Maguire Investments, Inc.
1862 S. Broadway
Santa Maria, California 93454

Our report on our audit of the basic financial statements of Maguire Investments, Inc. for June 30, 2004 appears on page 3. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of operating expenses, changes in liabilities subordinated to claims of creditors, computation of net capital under rule 15c 3-1 of the Securities and Exchange Commission and the independent auditors' report on internal accounting control required by SEC rule 17a-5 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

Butcher, Chambers & Cook

by________________________________
Butcher, Chambers & Cook, Inc.
Certified Public Accountants
August 21, 2004

166 N. Ninth Street, Grover Beach, CA 93433 • www.bcccpas.com • (805) 489-8458 • FAX 489-9146

MAGUIRE INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2004

SCHEDULE 1

CLEARING AND EXCHANGE EXPENSES	
Clearinghouse fees	$ 253,087
Execution fees	14,196
Miscellaneous fees	29,107
	296,390
COMMUNICATION EXPENSES	
Postage	16,857
Telecommunications	17,136
Office supplies	13,967
	47,960
DUES, FEES AND ASSESSMENTS	
Licenses - state & city	7,246
NASD assessment	2,262
Fidelity bond	1,973
NASD licenses & exam fees	882
NASD & SIC fees	4,401
Stamp medallion bond	395
	17,159
OCCUPANCY AND EQUIPMENT	
Maintenance & repairs	6,931
Rents	38,986
Utilities	3,918
ILX Systems	69,490
NYSE & ASE fees market data	7,601
Liability Insurance	2,614
Office equipment	2,553
	132,093
EMPLOYEE COMPENSATION	
Salaries	283,857
Salesmen's commissions	956,320
Employer payroll taxes	69,417
Independent Contractors	33,790
Pension plan expense	30,127
Workers comp insurance	12,911
	1,386,422
PROMOTIONAL EXPENSES	
Advertising & Promotion	35,884
Sales literature	10,175
Subscriptions	2,100
Entertainment	29,086
Travel	15,915
	93,160
OTHER OPERATING EXPENSES	
Legal & auditing	4,375
Depreciation & amortization - Note 1	43,104
Stock & security transfer fees – Note 4C	14,650
Miscellaneous expense	32,931
Donations	10,094
	105,154
Total operating expenses	$2,078,338

See independent auditors' report and notes to financial statements

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
JUNE 30, 2004

Balance, beginning of period, July 1, 2003	$ -
Increase	
Decrease	
Balance at end of period, June 30, 2004	$ -

Note: We have examined the general ledger, transactions journals and adjusting entries for the current year. We have performed tests of transactions in compliance with the Company's system of internal control and substantive tests of the accounts ending balances in conjunction with generally accepted auditing standards and have found no material differences between unaudited and audited financial records.

See independent auditors' report on additional information

MAGUIRE INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2004

CURRENT ASSETS	
Cash in banks	$ 594,724
Receivable from clearinghouse	155,814
Securities at market	2,522,591
Deposit with clearinghouse	35,000
Total current assets	3,308,129
AGGREGATE INDEBTEDNESS	
Accounts payable	19,171
Accrued commissions	81,730
Income taxes payable	40,787
	141,688
Current Capital	3,166,441
LESS: ADJUSTMENTS	
Haircuts - inventory	476,495
Undue concentration	82,047
	558,542
NET CAPITAL PER AUDIT	2,607,899
Minimum net capital required	(250,000)
Excess net capital	$2,357,899
Ratio: Aggregate indebtedness to net capital	.054 to 1

See independent auditors' report on additional information

MAGUIRE INVESTMENTS, INC.
RECONCILIATION OF AUDITED COMPUTATION
OF NET CAPITAL AND FOCUS REPORT
JUNE 30, 2004

NET CAPITAL PER FOCUS REPORT	$2,654,337
Changes in:	
1. Changes in investments @ market	9,508
2. Changes in accounts payable	(14,813)
3. Addition of income tax liability	(40,787)
4. Change in undue concentration	(346)
NET CAPITAL PER AUDIT	$2,607,899

EXPLANATIONS:

1. Revised inventory calculation to fair market rather than cost.
2. In a search for unrecorded liabilities, additional amounts were detected and added to liabilities.
3. Tax return prepared and liability accrued during audit.
4. Change in calculation due to current capital changes above.

OATH OR AFFIRMATION

I, Stephen P. Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maguire Investments, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KATHLEEN JOHNSON
Commission # 1489783
Notary Public - California
San Luis Obispo County
My Comm. Expires May 16, 2008

Kathleen Johnson 8/25/04
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael A. Butcher, CPA
James C. Chambers, CPA
Thomas M. Cook, CPA

BUTCHER, CHAMBERS & COOK
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Maguire Investments, Inc.
1862 S. Broadway
Santa Maria, CA 93454

We have examined the financial statements of Maguire Investments, Inc. for the year ended June 30, 2004 and have issued our report thereon dated August 21, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Maguire Investments, Inc. that we considered relevant to the objectives stated in rule l7a-5(g),(l) in making the periodic computations of aggregate indebtedness and net capital under rule l7a-3(a)(ll) and the reserve required by rule l5c3-3(c)(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule l7a-l3(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule l5c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule l7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in any internal accounting, control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

166 N. Ninth Street, Grover Beach, CA 93433 • www.bcccpas.com • (805) 489-8458 • FAX 489-3146

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Maguire Investments, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of l934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

by Butcher, Chambers & Cook

Butcher, Chambers & Cook, Inc.
Certified Public Accountants
August 21, 2004